Trans-India Acquisition Corporation
300 South Wacker Drive, Suite 1000
September 5, 2008	Chicago, Illinois 60606

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 6010

Washington, D.C. 20549

Attention: Christine Allen

RE:	Trans-India Acquisition Corporation

Form 10-K for the fiscal year ended December 31, 2007

File No. 001-33127

Ladies and Gentlemen:

Trans-India Acquisition Corporation (“Trans-India” or the “Company”) is responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated August 22, 2008 relating to the Annual Report (the “Annual Report”) on Form 10-K for the fiscal year ended December 31, 2007 filed by the Company on February 29, 2007, as amended pursuant to the Form 10-K/A filed by the Company on July 29, 2008 in response to the letter of the Staff dated July 21, 2008. Trans-India is submitting for filing Amendment No. 2 to the Annual Report on Form 10-K/A (“Amendment No. 2”) concurrent with the mailing of this response letter to you, a copy of which is provided herewith for your reference. Further, for the Staff’s convenience, we have repeated the Staff’s comments below in italic face type before each of our responses.

1.	We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

As requested by the Staff, in light of your comments we re-evaluated our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year included in our Annual Report and Amendment No. 1 to the Annual Report. As stated in our letter to the Staff dated July 29, 2008, as a result of an inadvertent omission, the Company failed to include management’s report on its assessment of control over financial reporting and such a report includes an acknowledgment of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting and management’s assessment of the effectiveness of such internal control over financial reporting

Securities and Exchange Commission

September 5, 2008

pursuant to paragraphs (1), (2) and (3) of Item 308T(a) for such evaluation. As noted by the Staff, such failure to include the required disclosure in the Annual Report resulted in the required information not being reported within the time periods specified in the Commission’s rules and forms. The Company now considers this omission as a weakness in its disclosure controls and procedures and would like to update its disclosure in Amendment No. 2 accordingly.

The Company will include in Amendment No. 2 in light of the failure to timely disclose per above, and based upon its re-evaluation, that management concludes that the Company’s disclosure controls and procedures were not effective as of the end of the fiscal year. Amendment No. 2 includes the reasons why and the nature of the deficiency, how management is addressing the deficiency and the timeline for such improvements. Such improvements include the adoption of a Company disclosure policy, the formation of a disclosure committee and working with securities attorneys and engaging outside advisors to provide advice and assistance with implementing internal procedures to help ensure that disclosure controls and procedures are adequate and effective. We believe that the Company will be able to implement such changes during the fourth quarter of 2008 to help prevent any further deficiencies in our disclosure.

In addition, as a result of our recent review of our disclosure controls and procedures and improvements that we intend to implement, we have decided to amend the disclosure included in our Quarterly Reports on Form 10-Q filed with the Commission since the Annual Report consistent with the disclosure included in Amendment No. 2 with respect to disclosure controls and procedures. The Company expects to file amendments to such Quarterly Reports on Form 10-Q in September 2008.

Trans-India acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to Cliff Haigler, Chief Financial Officer, at (512) 519-9000.

Sincerely,

TRANS-INDIA ACQUISITION CORPORATION

/s/ CLIFF HAIGLER
Cliff Haigler

Enclosure